January 5, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Applied Minerals, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 14, 2014

File No. 000-31380

Dear Ms. Jenkins:

Applied Minerals, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 18, 2014, relating to the above-referenced filing.

In response to the Comment Letter and to facilitate review, we have repeated the text of each of the Staff’s comments in italics below and have followed each italicized comment with the Company’s response.

Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules of Practice of the Commission contained under 17 C.F.R. § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the information attached to this letter as Supplement A (the “Material”). The Material included in Supplement A has been omitted from the Company’s filing on EDGAR and is filed separately with the Staff. The Company believes that public disclosure of the Material would cause the Company competitive harm. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request of the Material. If you have any questions regarding the confidential treatment request, please contact William Gleeson by telephone at 212.226.4251or by email at wgleeson@appliedminerals.com.

In accordance with Rule 12b-4, the Company hereby requests that the Material be returned promptly following completion of the Staff’s review thereof. The Material, as provided in Rule 12b-4, is not required to be filed with or deemed part of the Company’s Exchange Act reports. Please return the Material in the enclosed addressed, prepaid overnight delivery envelope when you have completed your review, or call the undersigned and we will arrange to have the Material retrieved from the Commission.

Form 10-K for the Year Ended December 31, 2013

Item 2. Properties, page 13

Dragon Mine page 13

1. We note your response to comment one from our letter dated November 21, 2014. Please confirm that in future filings you will disclose tons extracted and tons produced for halloysite clay and iron oxide products as provided in your response.

We confirm that in future filings the Company will disclose tons extracted and tons produced for halloysite clay and iron oxide products.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

2. We note your response to our prior comment 3 indicates that the revenues reported for 2013, 2012 and 2011 were primarily sales of halloysite clay and iron oxide product samples for testing or scale up trials by customers. Please confirm to us that in future filings you will expand the disclosures to address the following:

● _State that you are an exploration stage company as defined by Industry Guide 7 and have not established reserves;

● _Describe the source of your revenue given your lack of reserves; and

● _State that the lack of reserves provides no objective basis to rely on continued revenue generation.

Please provide us a draft of the proposed disclosures.

We propose the following disclosures.

The Company is classified as an exploration stage company for purposes of Industry Guide 7 of the U.S. Securities and Exchange Commission.

Under Industry Guide 7, companies engaged in significant mining operations are classified into three categories, referred to as “stages” exploration, development, and production. Exploration stage includes all companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. In order to be classified as a development or production stage company, the company must have already established reserves. Unless a company has established reserves, it cannot be classified as a development or production stage company, notwithstanding the nature and extent of development-type or production- type activities that have been undertaken or completed.

[Confidential Treatment Requested under Rules 83 and 12b-4	2

Under Industry Guide 7, a “reserve” is “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” Generally speaking, a company may not declare reserves, unless, among other requirements, competent professional engineers conduct a detailed engineering and economic study and prepare a “bankable” or “final” feasibility study that “demonstrates that a mineral deposit can be mined profitably at a commercial rate.”

The Company commissioned a study of “resources” under the JORC Code of the Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves. That study indicated the existence of JORC “resources” of halloysite clay and iron oxide. A JORC resource is defined as a “mineral deposit in such form, grade . . . and quantity that there are reasonable for prospects for eventual economic extraction,” a lower standard than that used for a final feasibility study.

Significant additional steps, including the demonstration of the ability of the Company to penetrate markets, would be necessary before a “bankable” or “final” feasibility study can be prepared.

Despite the fact that the Company has not established reserves, the Company has mined, processed and sold, and intends to continue to mine, process, and sell, halloysite clay and iron oxide from the Dragon Mine.

A consequence of the absence of reserves under Industry Guide 7 is that the mining company, such as the Company, is deemed to lack an objective basis to assert that it has a deposit with mineralization that can be economically and legally extracted or produced and sold to produce revenue.

Item 8. Consolidated Financial Statements and Supplementary Data, page 23

Notes to the Consolidated Financial Statements, page 33

Note 4 - Property and Equipment, page 35

3. We note your response to prior comment 4. However, you have not fully addressed the basis for capitalization of costs regarding the new plant facility and related equipment at the Dragon Mine. Thus, the comment is partially reissued. Please address the following items:

● _Provide us the amount of costs you capitalized for the new plant facility and related equipment at the Dragon Mine for each category (e.g. buildings, land improvements, milling equipment, etc.) as of December 31, 2013 and September 30, 2014;

● _Considering you have not established proven or probable reserves and continue to be in the exploration stage, explain to us in detail how you determined the probable future economic benefits of your capitalized costs through processing of halloysite clay and iron oxide from your Dragon Mine property;

● _Provide us your detailed analysis demonstrating the recoverability of your capitalized costs. In this regard provide us your analysis of a) your expected proceeds and associated costs from alternative future uses considered; and b) salvage values which indicate equal to (or greater than) the capitalized amounts. Please ensure to include the basis for your assumptions.

[Confidential Treatment Requested under Rules 83 and 12b-4	3

Provide us your analysis explaining the factors considered and the basis for your conclusion.

Below is a table containing the amounts capitalized for the new mill by category and period as requested:

	12/31/2013	9/30/2014
Building	$1,691,568	$2,647,701
Milling Equipment	1,697,288	2,286,706
Laboratory Equipment	49,257	571,609
Total	$3,438,113	$5,506,016

The response to the second bullet point requesting the determination of probable future economic benefits may be found in Supplement A, which is confidential, as noted above.

Both our halloysite clay and iron oxide have existing markets, although we are attempting to target sales to higher-end markets, which are in various stages of development.

We believe the projection listed in the Supplement A and our overall market potential are sufficient forms of support to demonstrate the recoverability of the costs we capitalized. While we do not have a financial analysis of the alternative future uses or salvage values of the new facility, we believe that the facility is a turnkey operation, since the Hosokawa mill described in our previous response is useful in milling a variety of other minerals besides halloysite clay and iron oxide. The laboratory equipment may also be utilized in a variety of industries.

We are aware of the guidelines in Industry Guide 7 and it may take us longer than expected to fulfill the requirements to be able to record reserves and move out of exploration stage. However, we have a significant market potential for success in a variety of industries and a projection to support future economic benefits. We expect to be out of exploration stage as these future benefits are realized and we fulfill the requirements of Industry Guide 7, even if it is just initially in one of the two products we market.

We advise the Staff that the requested information has been included in Supplement A (Rule 83 confidential treatment request made by the Company for all of the information in Supplement A, which is labeled as “Supplement A Page 1” on the bottom of the one page of Supplement A). As mentioned previously, Supplement A is included in the letter filed separately with the Staff. As indicated above, we request confidential treatment of Supplement A pursuant to the Rule 83 and that the materials be returned to us following the completion of your review pursuant to Rule 12b-4.

[Confidential Treatment Requested under Rules 83 and 12b-4	4

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the undersigned, you may contact me at (212) 226-4232 or William Gleeson, our general counsel at (212) 226-4251.

Very truly yours,

/s/ Nat Krishnamurti

Nat Krishnamurti

Chief Financial Officer

[Confidential Treatment Requested under Rules 83 and 12b-4	5